APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Gourmet Kreyol, LLC

Profit and Loss

January - December 2021

	JAN - MAR, 2021	APR - JUN, 2021	JUL - SEP, 2021	OCT - DEC, 2021	TOTAL
Income					
Catering		7,619.20	12,728.02	12,328.50	$32,675.72
Discounts given				-198.45	$ -198.45
Food Truck Sales		20,216.77	38,556.13	24,724.22	$83,497.12
Points Redeemed			863.10		$863.10
Sales				150.00	$150.00
Sales of Product Income			298.00	21,616.45	$21,914.45
Service/Fee Income			74.60	893.65	$968.25
Total Income	**$0.00**	**$27,835.97**	**$52,519.85**	**$59,514.37**	**$139,870.19**
Cost of Goods Sold					
Cost of Goods Sold			17.28	0.00	$17.28
Groceries		12,056.07	17,783.83	11,325.96	$41,165.86
Total Cost of Goods Sold		**12,056.07**	**17,801.11**	**11,325.96**	**$41,183.14**
Inventory Shrinkage			-411.30		$ -411.30
Total Cost of Goods Sold	**$0.00**	**$12,056.07**	**$17,389.81**	**$11,325.96**	**$40,771.84**
GROSS PROFIT	**$0.00**	**$15,779.90**	**$35,130.04**	**$48,188.41**	**$99,098.35**
Expenses					
Advertising & Marketing	3,513.41	814.00	856.04	859.93	$6,043.38
Auto Maintenance			824.06		$824.06
Bank Charges & Fees	17.00	377.44	891.83	460.36	$1,746.63
Payment Processing Fees		159.24	828.96	1,575.82	$2,564.02
Total Bank Charges & Fees	**17.00**	**536.68**	**1,720.79**	**2,036.18**	**$4,310.65**
Car & Truck	104.00	1,089.01	2,436.89	4,255.82	$7,885.72
Charitable Contribution		200.00	2,600.00		$2,800.00
Cleaning				370.00	$370.00
Commissary Rental	795.00	1,783.74	2,307.49	4,354.99	$9,241.22
Consulting				1,400.00	$1,400.00
Contractors		6,990.25	19,527.75	20,505.75	$47,023.75
Dues & Subscriptions		99.00	297.00	401.00	$797.00
Equipment Inspection		516.00			$516.00
Excise Tax		79.47			$79.47
Food Truck Expense		1,627.19	215.00		$1,842.19
Gusto Payroll Fees			0.00		$0.00
Insurance	539.00	-1,217.00	3,876.01	1,581.94	$4,779.95
Launch Expenses	2,365.09	2,493.48			$4,858.57
Laundry		113.39			$113.39
Legal & Professional Services			893.00	1,672.58	$2,565.58
Licenses & Permits	344.00	862.37	1,073.91	240.84	$2,521.12
Location Fee			300.00		$300.00
Lodging & Accommodations			266.46	271.93	$538.39
Meals & Entertainment		457.69	1,457.12	1,055.86	$2,970.67
Medical Expense				187.00	$187.00
Menu Research	181.87				$181.87

Gourmet Kreyol, LLC

Profit and Loss

January - December 2021

	JAN - MAR, 2021	APR - JUN, 2021	JUL - SEP, 2021	OCT - DEC, 2021	TOTAL
Office Supplies & Software		1,051.38	409.25	1,278.77	$2,739.40
Other Business Expenses	3,878.02	412.50	383.18	1,306.52	$5,980.22
Parking			124.00	42.00	$166.00
Propane			628.75	432.99	$1,061.74
QuickBooks Payments Fees			13.23	332.95	$346.18
Rental Expense		106.13	131.27	245.66	$483.06
Repairs & Maintenance			1,670.00	341.18	$2,011.18
Small Equipment Purchases	242.91	805.91			$1,048.82
Staff Meetings	25.94	20.97			$46.91
Storage Rental			94.54	483.00	$577.54
Stripe Fees		82.99			$82.99
Supply Expense	146.60	672.28	566.80	88.86	$1,474.54
Telephone			50.00	140.00	$190.00
Travel		246.40		303.40	$549.80
Airfare			371.79		$371.79
Total Travel		**246.40**	**371.79**	**303.40**	**$921.59**
Uniforms	324.70				$324.70
Utilities			501.99		$501.99
Website Developement	601.80				$601.80
Total Expenses	**$13,079.34**	**$19,843.83**	**$43,596.32**	**$44,189.15**	**$120,708.64**
NET OPERATING INCOME	$ -13,079.34	$ -4,063.93	$ -8,466.28	$3,999.26	$ -21,610.29
Other Income					
Fundraiser for Haiti			836.00	1,433.27	$2,269.27
Interest Income		0.01	0.01	0.02	$0.04
Total Other Income	**$0.00**	**$0.01**	**$836.01**	**$1,433.29**	**$2,269.31**
NET OTHER INCOME	**$0.00**	**$0.01**	**$836.01**	**$1,433.29**	**$2,269.31**
NET INCOME	**$ -13,079.34**	**$ -4,063.92**	**$ -7,630.27**	**$5,432.55**	**$ -19,340.98**

Gourmet Kreyol, LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	16.83
Money market	504.45
PayPal	83.00
Total Bank Accounts	**$604.28**
Accounts Receivable	
Accounts Receivable (A/R)	8,000.00
Total Accounts Receivable	**$8,000.00**
Other Current Assets	
Inventory Asset	552.72
Undeposited Funds	0.00
Total Other Current Assets	**$552.72**
Total Current Assets	**$9,157.00**
Fixed Assets	
Food Truck	65,873.00
Total Fixed Assets	**$65,873.00**
Other Assets	
Security Deposit-Atlas Comm Kitchen	795.00
Total Other Assets	**$795.00**
TOTAL ASSETS	**$75,825.00**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	4,986.97
Total Accounts Payable	**$4,986.97**
Credit Cards	
Credit card (3307)	4,222.99
Personal-Karyn Glemaudian	0.00
Personal-Nathalie Lecorp	0.00
Total Credit Cards	**$4,222.99**
Other Current Liabilities	
Due To	7,600.00
Due To	79,265.05
Due To Nathalie Lecorp	2,826.16
Massachusetts Department of Revenue Payable	280.44
Total Other Current Liabilities	**$89,971.65**

Gourmet Kreyol, LLC

Balance Sheet

As of December 31, 2021

	TOTAL
Total Current Liabilities	**$99,181.61**
Total Liabilities	**$99,181.61**
Equity	
Opening Balance Equity	158.70
Retained Earnings	-4,174.33
Net Income	-19,340.98
Total Equity	**$ -23,356.61**
TOTAL LIABILITIES AND EQUITY	**$75,825.00**

Gourmet Kreyol, LLC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-19,340.98
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-7,843.47
Inventory Asset	-552.72
Accounts Payable	4,986.97
Credit card	4,222.99
Personal-Karyn Glemaudian	0.00
Personal-Nathalie Lecorp	0.00
Due To	7,600.00
Due To	45,414.72
Due To Nathalie Lecorp	2,502.16
Massachusetts Department of Revenue Payable	123.91
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**56,454.56**
Net cash provided by operating activities	**$37,113.58**
INVESTING ACTIVITIES	
Food Truck	-35,873.00
Security Deposit-Atlas Comm Kitchen	-795.00
Net cash provided by investing activities	**$ -36,668.00**
FINANCING ACTIVITIES	
Opening Balance Equity	158.70
Net cash provided by financing activities	**$158.70**
NET CASH INCREASE FOR PERIOD	**$604.28**
CASH AT END OF PERIOD	**$604.28**

Gourmet Kreyol, LLC

Profit and Loss
January - December 2022

	TOTAL
Income	
Catering	32,326.04
Discounts given	-2,168.97
Food Truck Sales	75,223.36
Sales	13,454.50
Sales of Product Income	109,915.01
Service/Fee Income	24,308.11
Total Income	**$253,058.05**
Cost of Goods Sold	
Cost of Goods Sold	231.98
Groceries	40,492.77
Total Cost of Goods Sold	**40,724.75**
Total Cost of Goods Sold	**$40,724.75**
GROSS PROFIT	**$212,333.30**
Expenses	
Advertising & Marketing	1,423.64
Ask My Accountant	300.00
Auto Maintenance	2,043.22
Bank Charges & Fees	3,023.36
Payment Processing Fees	2,358.54
Total Bank Charges & Fees	**5,381.90**
Car & Truck	7,496.08
Charitable Contribution	1,900.00
Cleaning	145.00
Consulting	20,173.00
Contractors	46,928.31
Dues & Subscriptions	3,023.69
Fitbull Training	2,000.00
Food Truck Expense	4,139.91
Gusto Payroll Fees	3,920.11
Insurance	6,498.19
Interest Paid	1,352.78
Laundry	178.48
Legal & Professional Services	5,093.00
Licenses & Permits	822.94
Lodging & Accommodations	2,658.94
Meals & Entertainment	10,722.26
Medical Expense	249.00
Office Supplies & Software	4,633.22
Other Business Expenses	4,230.39
Parking	335.93

Gourmet Kreyol, LLC

Profit and Loss

January - December 2022

	TOTAL
Payroll Taxes	2,051.60
Propane	1,441.13
QuickBooks Payments Fees	3,072.83
Recipe Development & Marketing	1,007.00
Rental Expense	272.29
Repairs & Maintenance	174.11
Storage Rental	2,309.20
Supply Expense	2,495.14
Taxes & Licenses	365.00
Telephone	2,795.17
Travel	7,749.98
Airfare	7,139.73
Total Travel	**14,889.71**
Uncategorized Expense	907.57
Uniforms	30.00
Utilities	881.65
Wages	19,235.91
Total Expenses	**$187,578.30**
NET OPERATING INCOME	**$24,755.00**
Other Income	
Redemption Awards	116.16
Total Other Income	**$116.16**
NET OTHER INCOME	**$116.16**
NET INCOME	**$24,871.16**

Gourmet Kreyol, LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking	-206.12
Eastern Bank-Checking	1,678.60
Money market	6.04
PayPal	83.00
Total Bank Accounts	**$1,561.52**
Accounts Receivable	
Accounts Receivable (A/R)	25,723.82
Total Accounts Receivable	**$25,723.82**
Other Current Assets	
Inventory	0.00
Inventory Asset	320.74
Uncategorized Asset	200.01
Undeposited Funds	6,950.89
Total Other Current Assets	**$7,471.64**
Total Current Assets	**$34,756.98**
Fixed Assets	
Food Truck	66,730.18
Total Fixed Assets	**$66,730.18**
Other Assets	
Security Deposit-Atlas Comm Kitchen	795.00
Total Other Assets	**$795.00**
TOTAL ASSETS	**$102,282.16**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	1,629.07
Total Accounts Payable	**$1,629.07**
Credit Cards	
Credit card (3307)	4,642.36
Personal-	0.00
Personal-Nathalie Lecorp	0.00

Gourmet Kreyol, LLC

Balance Sheet

As of December 31, 2022

	TOTAL
Total Credit Cards	**$4,642.36**
Other Current Liabilities	
District of Columbia Office of Tax and Revenue Payable	61.28
Due To	7,600.00
Due To	80,765.05
Due To Nathalie Lecorp	1,040.44
Massachusetts Department of Revenue Payable	4,514.93
Sales Tax Payable	314.48
Total Other Current Liabilities	**$94,296.18**
Total Current Liabilities	**$100,567.61**
Total Liabilities	**$100,567.61**
Equity	
Opening Balance Equity	358.70
Retained Earnings	-23,515.31
Net Income	24,871.16
Total Equity	**$1,714.55**
TOTAL LIABILITIES AND EQUITY	**$102,282.16**

Gourmet Kreyol, LLC

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	24,801.66
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-16,908.07
Inventory	0.00
Inventory Asset	231.98
Uncategorized Asset	-200.01
Accounts Payable	-3,357.90
Credit card	488.87
District of Columbia Office of Tax and Revenue Payable	61.28
Due To	1,500.00
Due To Nathalie Lecorp	-1,785.72
Massachusetts Department of Revenue Payable	3,418.74
Sales Tax Payable	314.48
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-16,236.35**
Net cash provided by operating activities	**$8,565.31**
INVESTING ACTIVITIES	
Food Truck	-857.18
Net cash provided by investing activities	**$ -857.18**
FINANCING ACTIVITIES	
Opening Balance Equity	200.00
Net cash provided by financing activities	**$200.00**
NET CASH INCREASE FOR PERIOD	**$7,908.13**
Cash at beginning of period	604.28
CASH AT END OF PERIOD	**$8,512.41**

I, Nathalie Lecorps, certify that:

1. The financial statements of Gourmet Kreyol included in this Form are true and complete in all material respects; and
2. The tax return information of Gourmet Kreyol included in this Form reflects accurately the information reported on the tax return for Gourmet Kreyol for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   *Nathalie Lecorps*

Name: Nathalie Lecorps

Title: Owner